UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*




                         PRESIDENTIAL REALTY CORPORATION
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                                (Name of Issuer)

                              CLASS B COMMON STOCK
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                         (Title of Class of Securities)

                                    741004204
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                                 (CUSIP Number)

                                 S. Wilzig Izak
                          Wilshire Oil Company of Texas
          921 Bergen Avenue, 11th Floor, Jersey City, New Jersey 07306
                                  201-420-2800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 31, 1995
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               CUSIP No. 741004204

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(1)    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Wilshire Oil Company of Texas - 840513668
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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [ ]

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(3)    SEC USE ONLY

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(4)    SOURCE OF FUNDS

       WC
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(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

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(6)          CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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                       (7)      SOLE VOTING POWER
         NUMBER OF                                               191,100

                       ---------------------------------------------------------
         SHARES        (8)      SHARED VOTING POWER
                                                                      -0-
        BENEFICIALLY
                       ---------------------------------------------------------
                       (9)      SOLE DISPOSITIVE POWER
        OWNED BY                                                 191,100

                       ---------------------------------------------------------
       EACH REPORTING  (10)     SHARED DISPOSITIVE POWER
                                                                     -0-
        PERSON WITH

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(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             191,100
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(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             [ ]

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(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.1%
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(14)    TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

Class B Common Stock

Presidential Realty Corporation (the "Issuer")
180 South Broadway
White Plains, New York  10605

Item 2.  Identity and Background

         This Schedule 13D is filed on behalf of Wilshire Oil Company of Texas ("Wilshire"), a Delaware corporation. Wilshire is engaged in the exploration and development of oil and gas, both in its own name and through several wholly-owned subsidiaries in the United States and Canada. Wilshire's real estate division owns investment real estate properties in Arizona, Texas, Florida, Georgia and New Jersey. Wilshire also holds investments in certain marketable securities. Wilshire's principal executive offices are located at 921 Bergen Avenue, 11th Floor, Jersey City, New Jersey 07306.

         Each executive officer and each director of Wilshire is a citizen of the United States except W. Martin Willschick, who is a citizen of Canada. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

         During the past five years, to the best of Wilshire's knowledge, neither Wilshire nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Wilshire or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Wilshire first invested in the Issuer's Class B Common Stock during 1991. Wilshire's holdings in the Class B Common Stock first exceeded 5% of the total outstanding shares of Class B Common Stock on March 31, 1995. On that date, Wilshire purchased 11,000 shares of Class B Common Stock in five separate transactions on the open market at an aggregate purchase price of $77,000. After the purchase of the 11,000 shares, Wilshire held 161,100 shares of Class B Common Stock, or 5.3% of the total outstanding Class B Common Stock at that time. Wilshire acquired an additional 30,000 shares of Class B Common Stock in 20 separate open market transactions in the months of April, May, June, July, November and December, 1995. The amount of Class B Common Stock purchased in each transaction ranged from 200 to 4,000 shares. All purchases by Wilshire were funded by Wilshire's working capital. Wilshire has not effected any transactions in the Issuer's Class B Common Stock since December 31, 1995.

Item 4.  Purpose of Transaction

         Wilshire has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Wilshire may, from time to time, purchase additional shares of Class B Common Stock or dispose of all or a portion of the shares of Class B Common Stock beneficially owned by it, either in the open market or in privately negotiated transactions.

Item 5.  Interest in Securities of the Issuer

         As of November 6, 1998 (as reported in the Issuer's Form 10-Q for the period ended September 30, 1998), there were 3,121,198 shares of Class B Common Stock issued and outstanding. As of that same date, Wilshire beneficially owned 191,100 shares of Class B Common Stock, or 6.1% of the total outstanding shares of Class B Common Stock. Wilshire has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, as to all 191,100 shares of Class B Common Stock beneficially owned by it.

         To the best of Wilshire's knowledge, no executive officer or director of Wilshire beneficially owns any shares of the Issuer's Class B Common Stock, nor have any transactions in the Issuer's Class B Common Stock been effected during the past 60 days by Wilshire or, to the best knowledge of Wilshire, by any executive officer or director of Wilshire. In addition, no person is known to Wilshire to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the shares of Class B Common Stock beneficially owned by Wilshire.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Not applicable.

                                                                         ANNEX I


                        DIRECTORS AND EXECUTIVE OFFICERS

          Set forth below are the name and present principal occupation of each director and executive officer of Wilshire Oil Company of Texas as of March 5, 1999. The business address of each such director and executive officer is c/o Wilshire Oil Company of Texas, 921 Bergen Avenue, 11th Floor, Jersey City, New Jersey 07306.

NAME                                  PRINCIPAL OCCUPATION

Dr. Ira F. Braun               Director of Neuro Interventional Radiology, Miami
                               Vascular      Institute;    Clinical Professor of
                               Radiology, University of Miami

Milton Donnenberg              Formerly   President,   Milton Donnenberg Assoc.,
                               Realty Management, Carlstadt, N.J.

S. Wilzig Izak                 Chairman of the Board and Chief Executive Officer
                               of Wilshire

Eric J. Schmertz, Esq.         Of Counsel  to  the law  firm of Rivkin, Radler &
                               Kremer;   Edward    F.   Carlough   Distinguished
                               Professor,   Hofstra    University School of Law,
                               Hempstead, N.Y.

Dr. William J. Schwartz        Chief  of  Opthamology,  Good Samaritan Hospital,
                               Suffern, N.Y.

Ernest Wachtel                 President, Ellmax Corp., Builders and Realty
                               Investors, Elizabeth, N.J.

W. Martin Willschick           Manager, Capital Financing of the Municipality of
                               Metropolitan Toronto, Canada

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    March 10, 1999
                                    --------------------------------------------
                                    (Date)


                                    WILSHIRE OIL COMPANY OF TEXAS


                                    By:  /s/ S. Wilzig Izak
                                    --------------------------------------------
                                    (Signature)


                                    S. Wilzig Izak, Chairman and Chief Executive
                                    Officer
                                    --------------------------------------------
                                    (Name/Title)


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)